EXHIBIT 99.1


                          TOWER SEMICONDUCTOR ANNOUNCES
                   SECOND QUARTER AND SIX MONTHS 2005 RESULTS


                     FAB2 TAPE-OUTS DURING Q2 AT RECORD HIGH


MIGDAL HAEMEK, Israel -- August 2, 2005 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced second quarter and six months results for fiscal year 2005. Revenues were $27.2 million for the three months ended June 30, including $8 million from a previously announced technology-related agreement, versus revenues of $23.2 in the first quarter of 2005 and $33.7 million in the second quarter of 2004. For the six months ending June 30, 2005, revenues were $50.4 million, including $8 million from a previously announced technology-related agreement, versus $60.9 million for the first half of 2004, including $1.9 million from this same agreement.

The 2005-second quarter loss was $47.2 million, or $0.71 per share, which represents negative $4.5 million EBITDA. This loss is compared with a loss of $55.3 million, or $0.84 per share, for the first quarter of 2005 (negative $13.7 million EBITDA), and a loss of $36.5 million, or $0.55 per share, in the second quarter of 2004 (negative $2.2 million EBITDA). In addition, for the first half of 2005 the loss was $102.6 million, or $1.56 per share, which represents negative $18.2 million EBITDA versus a loss of $75 million, or $1.16 per share for the first half of 2004 (negative $8.2 million EBITDA).

Tower expects revenues in the third quarter of 2005 to be in the range of $20 to $22 million, reflecting a modest growth over Q2 sales from manufacturing activities. In addition, Q2 had a record high number of Fab2 customer product tape-outs, exceeding the total for the full calendar year in 2004. These tape-outs are expected to materialize into revenue growth in the coming quarters and indicate the increasing traction of the Fab2 technology offering to its customer's products.

During the second quarter Tower has started shipping production wafers of 1.3 and 2.0 mega-pixel CMOS Image Sensors for cell-phone applications, utilizing the 0.18-micron manufacturing capabilities of Fab2. Included in Q2 tape-outs, a product for a leading fabless company, utilizing Tower's state of the art 0.18 micron embedded NVM solution. Tower continues to grow its mixed signal revenues in Fab2 and has attained excellent performance on an advanced RFCMOS product in the Wi-Fi space.

Tower has reached a definitive agreement with its banks, under which they will provide the company with up to approximately $30 million of additional funding to be matched by financing of $30 million to be raised by Tower. A preliminary prospectus for rights to purchase the company's convertible debentures was filed in the U.S. and Israel. All of Tower's shareholders as of the record date, yet to be determined, will be offered the opportunity to participate in this $50 million offering. Certain of Tower's major shareholders have committed to purchase from Tower $24.5 million principal amount of convertible debentures.

"I have now visited the majority of Tower's customers world wide and the overriding sentiment is confidence and satisfaction in Towers technical and operational capability and best of breed responsiveness", said Russell Ellwanger, chief executive officer, Tower Semiconductor. "With up to $60M million in additional funding from our banks and investors we will continue to build on these strengths, while setting our customers' needs at the core of our operation."

The revenue numbers below exclude the $8 million from a previously announced technology agreement.

1.   DIVERSIFYING CUSTOMER BASE

                                         AS OF END OF         AS OF END OF
TOTAL CUSTOMER COUNT                       Q2 2005              Q2 2004
--------------------                       -------              -------
95% of revenue generated by:             27 customers         21 customers
Fab 2 production customers                9 customers          5 customers
Fab 2 pre-production customers           22 customers         11 customers


2.   SALES BY CUSTOMER BASE PROFILE

TYPE OF CUSTOMER                          Q2 2005      Q1 2005       Q2 2004
----------------                          -------      -------       -------
Fabless                                     72%          76%            71%
IDM                                         28%          24%            29%


3.   SALES BY GEOGRAPHY

REGION                                    Q2 2005      Q1 2005       Q2 2004
------                                    -------      -------       -------
U.S.                                        68%          77%            49%
Israel                                       9%           5%            28%
Pacific Rim (including Japan)                8%          10%            13%
Europe                                      15%           8%            10%

4.   DEVELOPING SPECIALIZED TECHNOLOGY OFFERINGS

Tower continues to develop differentiated technologies, utilizing core technical knowledge in embedded NVM, CMOS image sensors, mixed-signal and RF technologies, according to its strategic roadmap.

During the second quarter, Tower increased the CMOS image sensors and the Mixed Signal shares of total revenue, as can be seen in the table below.

TECHNOLOGY SEGMENT CONSOLIDATED           Q2 2005      Q1 2005        Q2 2004
-------------------------------           -------      -------        -------
Core CMOS                                   54%          69%            53%
Non Volatile memory                          9%           8%            23%
CMOS imager sensors                         18%          11%             9%
Mixed Signal, RF and Power                  19%          12%            15%
FAB1
Core CMOS                                   31%          36%            18%
Non Volatile memory                         19%          18%            41%
CMOS imager sensors                         29%          20%            15%
Mixed Signal, RF and Power                  21%          26%            26%
FAB2
Core CMOS                                   72%          92%            95%
Non Volatile memory                          1%           1%             0%
CMOS imager sensors                          9%           5%             3%
Mixed Signal and RF                         18%           2%             2%

The company made progress in 0.13u technology, running initial shuttle with customers' test chips and several IP blocks. Tower expects that production ramp utilizing this technology will start during 2006.

5.   DIVERSIFYING REVENUES BY MARKET SEGMENT

Tower maintains its market segment diversification.

INDUSTRY SEGMENT                          Q2 2005      Q1 2005        Q2 2004
----------------                          -------      -------        -------
Consumer                                    29%          48%            49%
Communication                               20%          18%            15%
PC                                           6%           2%             5%
Industrial, medical and automotive          21%          12%            12%
Multi market and others                     24%          20%            19%


                                      *****


Tower will host a conference call to discuss these results on August 2, at 10a.m. Eastern time/5 p.m. Israel time. To participate, call 1-866-229-7198 (U.S. toll-free number) or 972-3-918-0610 (international) and mention ID code:
TOWER. Callers in Israel are invited to call locally 03-918-0610. The conference call will also be webcast live at www.companyboardroom.com and at www.towersemi.com and will be available thereafter on both websites for replay for 90 days, starting at 1 p.m. Eastern time on the day of the call.



ABOUT TOWER SEMICONDUCTOR LTD.
Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com.

SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE COMPLETION OF THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, (II) HAVING SUFFICIENT FUNDS TO OPERATE THE COMPANY AND TO COMPLETE THE FAB 2 PROJECT, (III) THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY, FLUCTUATIONS IN OPERATING RESULTS, FUTURE AVERAGE SELLING PRICE EROSION THAT MAY BE MORE SEVERE THAN OUR EXPECTATIONS,
(IV) OPERATING OUR FACILITIES AT SATISFACTORY UTILIZATION RATES WHICH IS CRITICAL IN ORDER TO COVER THE HIGH LEVEL OF FIXED COSTS ASSOCIATED WITH OPERATING A FOUNDRY, (V) THE SUCCESSFUL COMPLETION OF THE RIGHTS OFFERING (VI) OUR ABILITY TO MEET CERTAIN OF THE COVENANTS STIPULATED IN OUR AMENDED FACILITY AGREEMENT, (VII) THE CLOSING OF THE DEFINITIVE AMENDMENT TO THE FACILITY AGREEMENT AND THE RECEIPT AND CONSUMMATION OF THE INVESTORS' COMMITMENTS TO INVEST AT LEAST $23.5 MILLION, (VIII) OUR ABILITY TO CAPITALIZE ON INCREASES IN DEMAND FOR FOUNDRY SERVICES, (IX) MEETING THE CONDITIONS TO RECEIVE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2 AND OBTAINING THE APPROVAL OF THE ISRAELI INVESTMENT CENTER TO EXTEND OR TO EXPAND THE FIVE-YEAR INVESTMENT PERIOD UNDER OUR FAB 2 APPROVED ENTERPRISE PROGRAM, (X) ATTRACTING ADDITIONAL CUSTOMERS, (XI) NOT RECEIVING ORDERS FROM OUR WAFER PARTNERS AND TECHNOLOGY PROVIDERS, (XII) FAILING TO MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, (XIII) COMPETING EFFECTIVELY, (XIV) OUR LARGE AMOUNT OF DEBT, (XV) ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES,
(XVI) THE TIMELY DEVELOPMENT, INTERNAL QUALIFICATION AND CUSTOMER ACCEPTANCE OF NEW PROCESSES AND PRODUCTS, AND (XVII) BUSINESS INTERRUPTION DUE TO TERROR ATTACKS, EARTHQUAKES, AND OTHER ACTS OF GOD.

A MORE COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT FILINGS ON FORMS 20-F, F-2 AND 6-K, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY. FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE PREVIOUSLY REPORTED. WE DO NOT INTEND TO UPDATE THE INFORMATION CONTAINED IN THIS RELEASE.



     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com


           or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com

           or

     Fusion IR & Communications
     Investor Relations Contact
     Sheldon Lutch, +1 212 268 1816
     sheldon@fusionir.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                        JUNE 30,       DECEMBER 31,
                                                                       ---------        ---------
                                                                          2005            2004
                                                                       ---------        ---------
A S S E T S

     CURRENT ASSETS
        CASH AND CASH EQUIVALENTS                                      $  23,459        $  27,664
        DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS          16,953           53,793
        TRADE ACCOUNTS RECEIVABLE                                         10,853           19,286
        OTHER RECEIVABLES                                                  8,862           11,365
        INVENTORIES                                                       17,058           25,669
        OTHER CURRENT ASSETS                                               1,310            1,818
                                                                       ---------        ---------
              TOTAL CURRENT ASSETS                                        78,495          139,595
                                                                       ---------        ---------
     LONG-TERM INVESTMENTS
        LONG-TERM INTEREST-BEARING DEPOSITS
           DESIGNATED FOR FAB 2 OPERATIONS                                    --            5,134
                                                                       ---------        ---------


     PROPERTY AND EQUIPMENT, NET                                         562,962          609,296
                                                                       ---------        ---------

     OTHER ASSETS, NET                                                    86,519           93,483
                                                                       =========        =========

              TOTAL ASSETS                                             $ 727,976        $ 847,508
                                                                       =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
        TRADE ACCOUNTS PAYABLE                                         $  59,640        $  65,326
        CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                       6,331               --
        OTHER CURRENT LIABILITIES                                          8,467           10,678
                                                                       ---------        ---------
              TOTAL CURRENT LIABILITIES                                   74,438           76,004

     LONG-TERM DEBT                                                      497,000          497,000

     CONVERTIBLE DEBENTURES                                               18,992           26,651

     LONG-TERM LIABILITY IN RESPECT
         OF CUSTOMERS' ADVANCES                                           62,007           64,428

     OTHER LONG-TERM LIABILITIES                                           9,175           15,445
                                                                       ---------        ---------
              TOTAL LIABILITIES                                          661,612          679,528
                                                                       ---------        ---------
     SHAREHOLDERS' EQUITY
        ORDINARY SHARES                                                   16,408           16,274
        ADDITIONAL PAID-IN CAPITAL                                       518,286          517,476
        SHAREHOLDER RECEIVABLES                                              (26)             (26)
        ACCUMULATED DEFICIT                                             (459,232)        (356,672)
                                                                       ---------        ---------
                                                                          75,436          177,052
        TREASURY STOCK                                                    (9,072)          (9,072)
                                                                       ---------        ---------
              TOTAL SHAREHOLDERS' EQUITY                                  66,364          167,980
                                                                       =========        =========

              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 727,976        $ 847,508
                                                                       =========        =========


                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                   SIX MONTHS ENDED                THREE MONTHS ENDED
                                                                        JUNE 30,                         JUNE 30,
                                                              --------------------------        --------------------------
                                                                2005             2004             2005             2004
                                                              ---------        ---------        ---------        ---------
REVENUES

      SALES                                                   $  42,375        $  58,955        $  19,208        $  33,652
      REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT           8,000            1,944            8,000               --
                                                              ---------        ---------        ---------        ---------
                                                                 50,375           60,899           27,208           33,652

COST OF SALES                                                   122,468          104,399           61,254           54,250
                                                              ---------        ---------        ---------        ---------

        GROSS LOSS                                              (72,093)         (43,500)         (34,046)         (20,598)
                                                              ---------        ---------        ---------        ---------
OPERATING COSTS AND EXPENSES

      RESEARCH AND DEVELOPMENT                                    8,649            7,256            3,886            3,751
      MARKETING, GENERAL AND ADMINISTRATIVE                       8,766           11,021            4,238            5,430
                                                              ---------        ---------        ---------        ---------

                                                                 17,415           18,277            8,124            9,181
                                                              =========        =========        =========        =========

        OPERATING LOSS                                          (89,508)         (61,777)         (42,170)         (29,779)

FINANCING EXPENSE, NET                                          (15,528)         (13,340)          (7,353)          (6,809)

OTHER INCOME, NET                                                 2,476               94            2,283               56
                                                              ---------        ---------        ---------        ---------

             LOSS FOR THE PERIOD                              $(102,560)       $ (75,023)       $ (47,240)       $ (36,532)
                                                              =========        =========        =========        =========

BASIC LOSS PER ORDINARY SHARE

      LOSS PER SHARE(*)                                       $   (1.56)       $   (1.16)       $   (0.71)       $   (0.55)
                                                              =========        =========        =========        =========
      LOSS USED TO COMPUTE
         BASIC LOSS PER SHARE                                 $(102,560)       $ (75,009)       $ (47,240)       $ (36,525)
                                                              =========        =========        =========        =========

      WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                        65,946           64,812           66,190           66,632
                                                              =========        =========        =========        =========

(*) BASIC AND DILUTED LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP ARE THE SAME AS THE ISR. GAAP DATA FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2005 [$1.18 ANS $0.56 IN THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2004]